SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 30, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 30, 2008

TAM Board of Directors Elects New Members

Marcos Amaro and Alexandre Silva to assume duties as board members;
Maria Cláudia Amaro and Maurício Rolim Amaro re-elected
as President and Vice President, respectively

São Paulo, April 30, 2008 – An Ordinary General Assembly (OGA) held today at the TAM headquarters (Bovespa: TAMM4 and NYSE: TAM) in São Paulo, elected shareholder Marcos Adolfo Tadeu Senamo Amaro and former CEO of General Electric in Brasil, Alexandre Gonçalves Silva, as new members of the Board of Directors. In addition to Alexandre Silva, Adalberto de Moraes Schettert, Luiz Antonio Corrêa Nunes Viana Oliveira, Pedro Parente and Waldemar Verdi Júnior were re-elected as independent board members.

Maria Cláudia Oliveira Amaro remains as president of the Board, and Maurício Rolim Amaro as Vice President, positions that the two have occupied since April of last year. Noemy Almeida Oliveira Amaro and Roger Ian Wright are vacating their seats on the Board. The other board members – Luiz Antonio Corrêa Nunes Viana Oliveira, Pedro Parente and Waldemar Verdi Júnior – were reelected by the OGA.

With these changes, the controlling shareholders are reaffirming to the market and to investors that they are actually part of the business and they are working for the future of the company. The election of the independent members to sit on the Board also demonstrates the commitment to high ethical standards and good corporate governance practices, in addition to sustaining the company’s continual process of professionalization.

Name	Title	Member Since

Maria Cláudia Oliveira Amaro Demenato	President	Sept. 18, 2003
Maurício Rolim Amaro	Vice President	Dec. 20, 2004
Luiz Antônio Corrêa Nunes Viana Oliveira	Independent Board Member	June 27, 2003
Adalberto de Moraes Schettert	Independent Board Member	Aug. 31, 2005
Waldemar Verdi Júnior	Independent Board Member	Jan. 23, 2006
Pedro Pullen Parente	Independent Board Member	April 27, 2007
Marcos Adolfo Tadeu Senamo Amaro	Board Member	April 30, 2008
Alexandre Gonçalves Silva	Independent Board Member	April 30, 2008

Beyond the changes in the Board of Directors, the OGA approved the financial statements for 2007, as well as the allocation of the results.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 68.9% in March. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.